UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

DELAWARE	20-8536826
(State of incorporation or organization)	(I.R.S. employer identification number)

Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Units representing limited partner interests	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:   None.

EXPLANATORY NOTE

On September 14, 2011, Blueknight Energy Partners G.P., L.L.C., the general partner (“our general partner”) of Blueknight Energy Partners, L.P. (“we” or “us”), adopted the Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P. (the “Amended and Restated Partnership Agreement”), pursuant to which the terms and rights of the common units representing limited partner interests in the Registrant (“common units”) were amended. The terms and rights of the common units, as amended, are set forth in the Amended and Restated Partnership Agreement. We hereby amend Item 1 of our Form 8-A dated May 10, 2011 to read in its entirety as follows:

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                      Description of Registrant's Securities to be Registered.

The classes of securities to be registered hereby are common units representing limited partner interests of Blueknight Energy Partners, L.P.

DESCRIPTION OF COMMON UNITS

Transfer Agent and Registrar

Duties.  American Stock Transfer & Trust Company serves as the registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes, and other governmental charges;

•	special charges for services requested by a unitholder; and

•	other similar fees or charges.

There is no charge to the holders of common units for disbursements of our cash distributions. We will indemnify the transfer agent, its agents, and each of their stockholders, directors, officers, and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign by notice to us or may be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

By transfer of common units in accordance with the Amended and Restated Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power, and authority to become bound by the Amended and Restated Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Amended and Restated Partnership Agreement; and

•	gives the consents and approvals contained in the Amended and Restated Partnership Agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek to become a substituted limited partner in our partnership for the transferred common units subject to the conditions of, and in the manner provided under, the Amended and Restated Partnership Agreement.

Until a common unit has been transferred and recorded on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

The Longview system is, and any additional interstate pipelines that we acquire or construct may be, subject to rate regulation by the Federal Energy Regulatory Commission, or FERC. Our general partner has the right under the Amended and Restated Partnership Agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of units and, upon the request of our general partner, existing holders of our units to certify that they are Eligible Holders (as defined below). The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units will be required to certify, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•
that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

In the event that this notice is given by our general partner, which we refer to as a FERC Notice, transfers of a unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed tax certification.

Following a FERC Notice, a transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a tax certification. We are entitled to treat the nominee holder of a unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Following a FERC Notice, in addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a limited partner in our partnership for the transferred units. A purchaser or transferee of units who does not execute and deliver a properly completed tax certification obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a limited partner in our partnership for the transferred common units.

As a result, following a FERC Notice, a purchaser or transferee of units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will have no voting rights,

unless the units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a tax certification as to itself and any beneficial holders.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  The Amended and Restated Partnership Agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash.  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

o	provide for the proper conduct of our business;

o	comply with applicable law, any of our debt instruments or other agreements; or

o	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•
plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Minimum Quarterly Distribution.  We will distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.11 per unit, or $0.44 per unit annually, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

There is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter in the future. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of the Amended and Restated Partnership Agreement. The board of directors of our general partner will have broad discretion to establish cash reserves for the proper conduct of our business and for future distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. In addition, our cash distribution policy is subject to restrictions on distributions under our amended credit facility. Specifically, the agreement related to our amended credit facility contains material financial tests and covenants that we must satisfy.

General Partner Interest and Incentive Distribution Rights.  As of September 14, 2011 (after the adoption of the Amended and Restated Partnership Agreement), our general partner is entitled to 2.5% of all quarterly distributions that we make prior to our liquidation.  Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest.  Our general partner has indicated that it does not expect to contribute capital to us to maintain its general partner interest in connection with either our expected distribution in October 2011 to our common unitholders of transferable subscription rights to subscribe for Series A Preferred Units (“our rights offering”) and the issuance of Series A Preferred Units in connection therewith or the conversion of our convertible debentures (the “Convertible Debentures”).  As such, after the consummation of our rights offering and/or the conversion of the Convertible Debentures, we expect our general partner will be entitled to approximately 2.1% of all quarterly distributions that we make prior to our liquidation. The remainder of the discussion in this section assumes that our general partner maintains its general partner interest at approximately 2.1%.  Our general partner’s interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of approximately 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.1265 per unit per quarter. The maximum distribution of approximately 50% includes distributions paid to our general partner in respect of its general partner interest and assumes that our general partner maintains its general partner interest at approximately 2.1%. The maximum distribution of approximately 50% does not include any distributions that our general partner may receive on Series A Preferred Units or common units that it may own. No distributions will be paid to the holders of the incentive distribution rights in respect of such incentive distribution rights for an eight quarter period beginning with the quarter in which the special meeting occurs.  Please see “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” The Amended and Restated Partnership Agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  For any period operating surplus generally means:

•
an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•
all of our cash receipts, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions received or (5) corporate reorganizations or restructurings (provided that cash receipts from the termination of a commodity hedge or interest rate swap prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the scheduled life of such commodity hedge or interest rate swap); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•
interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•
interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to above; less

•	all of our operating expenditures (as defined below); less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Operating expenditures generally means all of our expenditures, including, but not limited to, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital improvement expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Maintenance capital expenditures include expenditures required to maintain equipment reliability, storage and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures represent capital expenditures made to expand or to increase the efficiency of the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operational and maintenance expenses as we incur them. The Amended and Restated Partnership Agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus.  Capital surplus will typically be generated only by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•
sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	capital contributions received; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions.  The Amended and Restated Partnership Agreement requires that we treat all available cash as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. The basket amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. If we were to increase our quarterly distribution amount during a period when our operating surplus actually generated from our operations had not increased by a corresponding amount, or if we were to maintain our quarterly distribution amount when our operating surplus generated from our operations had declined, by using these provisions we could use cash from non-operating sources, such as asset sales, issuances of securities and borrowings, to make distributions substantially in excess of actual cash generated by our business. These types of distributions could deteriorate our capital base, which could have a material adverse effect on our ability to make future distributions to our unitholders. In addition, these provisions could enable our general partner, if it so chooses, to receive distributions on its incentive distribution rights that would normally be treated as distributions from capital surplus and to which our general partner would not otherwise be entitled if we did not have sufficient available cash from operating surplus to make such distributions. We do not anticipate that we will make any distributions from capital surplus.

Adjusted Operating Surplus.  Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Eight Quarter Period

We will make distributions of available cash from operating surplus for any quarter during the eight quarter period ended June 30, 2013 (the “Eight Quarter Period”) in the following manner:

•
first, 97.9% to the holders of the Series A Preferred Units, pro rata, and 2.1% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to the Series A Quarterly Distribution Amount (as defined below) for that quarter;

•
second, 97.9% to the holders of the Series A Preferred Units, pro rata, and 2.1% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to any arrearages in the payment of the Series A Quarterly Distribution Amount for any prior quarters; and

•	thereafter, 97.9% to all unitholders holding common units, pro rata, and 2.1% to the general partner.

Series A Quarterly Distribution Amount means (i) in the case of any quarter or partial quarter during the period ending on October 25, 2011, $0.138125 per unit and (ii) thereafter, $0.17875 per unit.

The preceding discussion is based on the assumptions that our general partner maintains its 2.1% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Eight Quarter Period

The Amended and Restated Partnership Agreement requires that we make distributions of available cash from operating surplus for any quarter after the Eight Quarter Period in the following manner:

•
first, 97.9% to the holders of Series A Preferred Units, pro rata, and 2.1% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to the Series A Quarterly Distribution Amount for that quarter;

•
second, 97.9% to the holders of Series A Preferred Units, pro rata, and 2.1% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to any arrearages in the payment of the Series A Quarterly Distribution Amount  for any prior quarters;

•
third, 97.9% to all common unitholders and Class B unitholders, pro rata, and 2.1% to our general partner, until we distribute for each outstanding common and Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.1% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

The Amended and Restated Partnership Agreement provides that our general partner will be entitled to an approximate 2.1% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its approximate 2.1% general partner interest if we issue additional units. Our general partner’s approximate 2.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its then current general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its then current general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the Amended and Restated Partnership Agreement.

The following discussion assumes that our general partner maintains its approximate 2.1% general partner’s interest and continues to own the incentive distribution rights.

If for any quarter after the Eight Quarter Period:

•	we have distributed available cash from operating surplus to the holders of our Series A Preferred Units in an amount equal to the Series A Quarterly Distribution Amount;

•
we have distributed available cash from operating surplus to the holders of our Series A Preferred Units in an amount necessary to eliminate any cumulative arrearages in the payment of the Series A Quarterly Distribution Amount; and

•	we have distributed available cash from operating surplus to the common unitholders and Class B unitholders in an amount equal to the minimum quarterly distribution;

then, the Amended and Restated Partnership Agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•
first, 97.9% to all unitholders holding common units or Class B units, pro rata, and 2.1% to the general partner, until each unitholder receives a total of $0.1265 per unit for that quarter (the “first target distribution”);

•
second, 84.9% to all unitholders holding common units or Class B units, pro rata, and 15.1% to the general partner, until each unitholder receives a total of $0.1375 per unit for that quarter (the “second target distribution);

•
third, 74.9% to all unitholders holding common units or Class B units, pro rata, and 25.1% to the general partner, until each unitholder receives a total of $0.1825 per unit for that quarter (the “third target distribution”); and

•	thereafter, 49.9% to all unitholders holding common units or Class B units, pro rata, and 50.1% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under the Amended and Restated Partnership Agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised without approval of our unitholders or the conflicts committee of our general partner, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•
first, 97.9% to all unitholders holding common units or Class B units, pro rata, and 2.1% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•
second, 84.9% to all unitholders holding common units or Class B units, pro rata, and 15.1% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•
third, 74.9% to all unitholders holding common units or Class B units, pro rata, and 25.1% to our general partner, until each unitholder receives an amount per unit equal to 166% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 49.9% to all unitholders holding common units or Class B units, pro rata, and 50.1% to the general partner.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  The Amended and Restated Partnership Agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•
first, 97.9% to the holders of our Series A Preferred Units, pro rata, and 2.1% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to any unpaid arrearages in the payment of the Series A Quarterly Distribution Amount;

•
second, 97.9% to all unitholders, pro rata, and 2.1% to our general partner, until a hypothetical holder of a common unit acquired on the original offering date has received with respect to such common unit, an amount of available cash from capital surplus equal to the initial public offering price per common unit; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  The Amended and Restated Partnership Agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, the Amended and Restated Partnership Agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. The Amended and Restated Partnership Agreement specifies that we then make all future distributions from operating surplus, with 49.9% being paid to the holders of units and 50.1% to our general partner. The percentage interests shown for our general partner include its approximate 2.1% general partner interest and assume our general partner has not transferred the incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, the Amended and Restated Partnership Agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. The Amended and Restated Partnership Agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, the Amended and Restated Partnership Agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with the Amended and Restated Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Series A Preferred Units to a preference over the holders of outstanding common units upon our liquidation, to the extent required to permit holders of our Series A Preferred Units to receive an amount equal to the Series A Liquidation Value (which generally equals the unrecovered Series A Issue Price, plus the Series A Distribution Amount for the current quarter, plus any arrearages in the payment of the Series A Quarterly Distribution Amount  for any prior quarters). Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in the Amended and Restated Partnership Agreement. We will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•
second, 97.9% to the holders of our Series A Preferred Units, pro rata, and 2.1% to the general partner, until the capital account for each Series A Preferred Unit is equal to the Series A Liquidation Value;

•
third, 97.9% to the common unitholders, pro rata, and 2.1% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs (the “Unpaid MQD”);

•
fourth, 97.9% to the Class B unitholders, pro rata, and 2.1% to our general partner until the capital account for each Class B unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the unpaid MQD for the quarter during which our liquidation occurs;

•
fifth, 97.9% to all unitholders holding common units or Class B units, pro rata, and 2.1% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the unrecovered initial unit price; (2) the unpaid MQD for the quarter during which our liquidation occurs; and (3) the excess of (a) the first target distribution less the minimum quarterly distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 97.9% to the unitholders, pro rata, and 2.1% to the general partner, for each quarter of our existence  (the sum of (1), (2), and (3) is hereinafter referred to as the “first liquidation target amount”);

•
sixth, 84.9% to all unitholders holding common units or Class B units, pro rata, and 15.1% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the first liquidation target amount; and (2) the excess of (a) the second target distribution less the first target distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 84.9% to the unitholders, pro rata, and 15.1% to the general partner for each quarter of our existence (the sum of (1) and (2) is hereinafter referred to as the “second liquidation target amount”);

•
seventh, 74.9% to all unitholders holding common units or Class B units, pro rata, and 25.1% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the second liquidation target amount; and (2) the excess of (a) the third target distribution less the second target distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 74.9% to the unitholders, pro rata, and 25.1% to the general partner for each quarter of our existence; and

•	thereafter, 49.9% to all unitholders, pro rata, and 50.1% to the general partner.

The percentage interests set forth above for our general partner include its approximate 2.1% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses.  We will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 97.9% to the holders of Class B units, pro rata, and 2.1% to the general partner, until the capital accounts of the Class B unitholders have been reduced to zero;

•
second, 97.9% to the holders of common units in proportion to the positive balances in their capital accounts and 2.1% to the general partner, until the capital accounts of the common unitholders have been reduced to zero;

•	third, 97.9% to the holders of our Series A Preferred Units, pro rata, and 2.1% to the general partner, until the capital account for each Series A Preferred Unit has been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts.  The Amended and Restated Partnership Agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, the Amended and Restated Partnership Agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, the Amended and Restated Partnership Agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Fourth Amended and Restated Agreement of Limited Partnership, which we refer to as the Amended and Restated Partnership Agreement.  The Amended and Restated Partnership Agreement is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on September 14, 2011.

We summarize the following provisions of the Amended and Restated Partnership Agreement elsewhere in this registration statement on Form 8-A:

•	with regard to distributions of available cash, please see “Cash Distribution Policy;”

•	with regard to the rights of holders of our common units and Series A Preferred Units, please read “Description of Common Units;” and

•	with regard to the transfer of common units and Series A Preferred Units, please see “Description of Common Units—Transfer of Units.”

With regard to allocations of taxable income, taxable loss and other matters, please see “Material Income Tax Considerations” in our Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2011. Such description is incorporated herein by reference.

Organization and Duration

Our partnership was organized on February 22, 2007 and will have a perpetual existence unless terminated pursuant to the terms of the Amended and Restated Partnership Agreement.

Purpose

Our purpose under the Amended and Restated Partnership Agreement is to engage in any business activities that are approved by our general partner. Our general partner, however, may not cause us to engage in any business activities that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the midstream energy business, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of the limited partners under, the Amended and Restated Partnership Agreement.

Cash Distributions

The Amended and Restated Partnership Agreement specifies the manner in which we will make cash distributions to holders of our common units, Series A Preferred Units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please see “Cash Distribution Policy.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional units. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding common units, Series A Preferred Units (voting on an as if converted basis) and Class B units, if any, voting as a class.

In voting their common units, Series A Preferred Units and Class B units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

The Series A Preferred Units have voting rights that are identical to the voting rights of common units and vote with the common units as a single class, so that each Series A Preferred Unit is entitled to one vote for each common unit into which such Series A Preferred Unit is convertible on each matter with respect to which each common unit is entitled to vote.  In addition, the approval of a majority of the Series A Preferred Units, voting separately as a class, is necessary on any matter that adversely affects any of the rights of the Series A Preferred Units or amends or modifies the terms of the Series A Preferred Units in any material respect or affects the holders of the Series A Preferred Units disproportionately in relation to the holders of common units, including, without limitation, any action that would (i) reduce the distribution amount to the Series A Preferred Units or change the time or form of payment of distributions, (ii) reduce the amount payable to the Series A Preferred Units upon the liquidation of our partnership, (iii) modify the conditions relating to the conversion of the Series A Preferred Units or (iv) issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units or issue any additional Series A Preferred Units (except for the Series A Preferred Units issued in connection with our rights offering or upon conversion of the Convertible Debentures).

Issuance of additional common units or units of equal or junior rank to the common units.........	No approval right.
Amendment of the partnership agreement..............
Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please see “—Amendment of the Partnership Agreement.”

Issuance of units senior to the common units on or before June 30, 2015 (the “Senior Security Restriction Period”)..............................................

Majority of the outstanding common units (excluding common units held by our general partner and its affiliates and excluding any class or series of partnership securities that, with respect to distributions on such partnership securities or distributions on liquidation of our partnership, ranks senior to the common units during the Senior Security Restriction Period (“Senior Securities”)), with certain exceptions described under “―Issuance of Additional Securities.”  We need the consent of a majority of the outstanding Series A Preferred Units to issue any additional Series A Preferred Units or issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units, except for the Series A Preferred Units to be issued in connection with our rights offering or upon conversion of the Convertible Debentures.

Issuance of units senior to the common units after June 30, 2015........................................................

No approval right with respect to the common unitholders.  We need the consent of a majority of the outstanding Series A Preferred Units to issue any additional Series A Preferred Units or issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units, except for the Series A Preferred Units to be issued in connection with our rights offering or upon conversion of the Convertible Debentures.

Merger of our partnership or the sale of all or substantially all of our assets............................	Unit majority in certain circumstances. Please see “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Dissolution of our partnership..................................	Unit majority. Please see “—Termination and Dissolution.”
Continuation of our business upon dissolution....	Unit majority. Please see “—Termination and Dissolution.”

Withdrawal of the general partner...........................
Under most circumstances, the approval of a majority of the common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2017 in a manner that would cause a dissolution of our partnership. Please see “—Withdrawal or Removal of the General Partner.”

Removal of the general partner.................................	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please see “—Withdrawal or Removal of the General Partner.”
Transfer of the general partner interest...................
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2017. Please see “—Transfer of General Partner Units.”

Transfer of incentive distribution rights..................
Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2017. Please see “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner....................................................................	No approval required at any time. Please see “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of the Amended and Restated Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the Amended and Restated Partnership Agreement; or

•	to take other action under the Amended and Restated Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the Amended and Restated Partnership Agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Amended and Restated Partnership Agreement.

Our subsidiaries conduct business in Arkansas, California, Colorado, Georgia, Idaho, Illinois, Indiana, Kansas, Michigan, Missouri, Montana, Nebraska, Nevada, New Jersey, New Mexico, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Utah, Virginia and Washington and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the Amended and Restated Partnership Agreement, or to take other action under the Amended and Restated Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The Amended and Restated Partnership Agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders, except:

•
that we will need the consent of a majority of the outstanding Series A Preferred Units to issue any additional Series A Preferred Units or issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units (except for the Series A Preferred Units to be issued in connection with our rights offering or upon conversion of the Convertible Debentures); and

•
during Senior Security Restriction Period, we will not issue any Senior Securities without the consent of the holders of at least a majority of the outstanding common units (excluding the common units held by our general partner and its affiliates and excluding any Senior Securities that are convertible into common units); provided that we may issue an unlimited number of Senior Securities during the Senior Security Restriction Period without obtaining such consent if (i) such issuances are made in connection with the conversion of our Convertible Debentures or the consummation of our rights offering and use of proceeds therefrom, (ii) issuances are made upon conversion, redemption or exchange of Senior Securities into or for Senior Securities of equal or lesser rank, where the aggregate amount of distributions that would have been paid with respect to such newly issued Senior Securities, plus the related distributions to our general partner, in respect of the four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such newly issued Senior Securities had been outstanding throughout such period) would not have exceeded the distributions actually paid during such period on the Senior Securities that are to be converted, redeemed or exchanged, plus the related distributions to our general partner, (iii) such issuances are made in connection with the combination or subdivision of any class of Senior Securities, (iv) such issuances are made in connection with an acquisition or expansion capital improvement that increases estimated pro forma Adjusted Operating Surplus (less estimated pro forma distributions on the Series A Preferred Units and on any other Senior Securities) on a per-common unit basis, as determined in good faith by our general partner, as compared to actual Adjusted Operating Surplus (less actual distributions on the Series A Preferred Units and on any other Senior Securities) on a per-common unit basis or (v) the net proceeds of such issuances are used to repay indebtedness of our partnership or its subsidiaries; provided, however, that in the case of subsection (v) such new securities may not be issued to an affiliate of our general partner unless the cost to service any new indebtedness that we determine that we could issue to retire existing indebtedness (with our general partner’s determination being conclusive) is greater than the distribution obligations associated with the Senior Securities issued in connection with its retirement and one or more of the following conditions are also met: (A) the indebtedness that is being repaid matures within 12 months of such repayment, or (B) such indebtedness has experienced a default or event of default (even if the lenders of such indebtedness have agreed to forebear or waive such default or event of default) or (C) our general partner expects to experience a default or event of default under such indebtedness within six months of such repayment (with our general partner’s determination being conclusive).

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Amended and Restated Partnership Agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, the Amended and Restated Partnership Agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its general partner interest in us. Our general partner’s interest in us will be reduced if we issue additional units in the future (other than issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units and Series A Preferred Units do not have preemptive rights to acquire additional common units, Series A Preferred Units or other partnership securities.

Amendment of the Amended and Restated Partnership Agreement

General.  Amendments to the Amended and Restated Partnership Agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of the Amended and Restated Partnership Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval.  Our general partner may generally make amendments to the Amended and Restated Partnership Agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal, or removal of partners in accordance with the Amended and Restated Partnership Agreement;

•
a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor the operating company, nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•
an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents, or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•
subject to the provisions of the Amended and Restated Partnership Agreement, an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

o
the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Cash Distribution Policy—General Partner’s Right to Reset Incentive Distribution Levels;” or

o	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

o
any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner.

•	any amendment expressly permitted in the Amended and Restated Partnership Agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the Amended and Restated Partnership Agreement;

•
any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the Amended and Restated Partnership Agreement;

•
any amendment necessary to require limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us;

•
conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to the Amended and Restated Partnership Agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of limited partners as compared to other classes of limited partners;

•
are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of the Amended and Restated Partnership Agreement; or

•
are required to effect the intent expressed in the registration statement for our initial public offering or the intent of the provisions of the Amended and Restated Partnership Agreement or are otherwise contemplated by the Amended and Restated Partnership Agreement.

Opinion of Counsel and Unitholder Approval.  For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to the Amended and Restated Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the Amended and Restated Partnership Agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the Amended and Restated Partnership Agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the Amended and Restated Partnership Agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the Amended and Restated Partnership Agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the Amended and Restated Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the Amended and Restated Partnership Agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the Amended and Restated Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Amended and Restated Partnership Agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•
neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Amended and Restated Partnership Agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the Amended and Restated Partnership Agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please see “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please see “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and Class B units, if any, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

The Amended and Restated Partnership Agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the Amended and Restated Partnership Agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•
another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner units to another person prior to June 30, 2017 without the approval of the holders of at least a majority of the outstanding common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of the Amended and Restated Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, Vitol Holding B.V. or one of its affiliates and Charlesbank Capital Partners, LLC or one of its affiliates and their respective affiliates may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to June 30, 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and Series A Preferred Units, voting as a class, excluding common units and Series A Preferred Units held by our general partner and its affiliates. On or after June 30, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The Amended and Restated Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

The Amended and Restated Partnership Agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•
the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please see “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units or Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Amended and Restated Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units or Series A Preferred Units in accordance with the Amended and Restated Partnership Agreement, each transferee of common units or Preferred Units, as the case may be, shall be admitted as a limited partner with respect to the units transferred when such transfer and admission is reflected in our books and records. Except as described above under “—Limited Liability,” the common units and Preferred Units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Taxpaying Assignees; Redemption

The Longview system is, and any additional interstate pipelines that we acquire or construct may be, subject to rate regulation by the Federal Energy Regulatory Commission, or FERC. Our general partner has the right under the Amended and Restated Partnership Agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and Series A Preferred Units and, upon the request of our general partner, existing holders of our common units and Series A Preferred Units to certify that they are Eligible Holders. The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units and Series A Preferred Units will be required to certify and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•
that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

If, following institution of the certification procedures by our general partner, unitholders:

•	fail to furnish a transfer application containing the required certification;

•	fail to furnish a re-certification containing the required certification within 30 days after request; or

•	are unable to provide a certification to the effect set forth in one of the two bullet points in the second preceding paragraph; then we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by any such unitholder by giving written notice of redemption to such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be equal to the lesser of the price paid by such unitholder for the relevant unit and the current market price as of the date of redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship, or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship, or related status. If a limited partner fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under the Amended and Restated Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a officer, director, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Amended and Restated Partnership Agreement.

Reimbursement of Expenses

The Amended and Restated Partnership Agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf on-site at our terminals and pipeline, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

The Amended and Restated Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	current list of the name and last known address of each partner;

•	a copy of our tax returns;

•
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of the Amended and Restated Partnership Agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Amended and Restated Partnership Agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

Item 2.	Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit Number	Description

1.
Amended and Restated Certificate of Limited Partnership of the Registrant, dated November 19, 2009 but effective as of December 1, 2009 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed November 25, 2009, and incorporated herein by reference).

2.
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on September 14, 2011, and incorporated herein by reference).

3.	Specimen Unit Certificate for the common units (included in Exhibit 2).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BLUEKNIGHT ENERGY PARTNERS, L.P.

	By:	Blueknight Energy Partners G.P., L.L.C.
its General Partner

Date: September 14, 2011	By:	/s/ Alex G. Stallings
Alex G. Stallings
Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

1.
Amended and Restated Certificate of Limited Partnership of the Registrant, dated November 19, 2009 but effective as of December 1, 2009 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed November 25, 2009, and incorporated herein by reference).

2.
Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on September 14, 2011, and incorporated herein by reference).

3.	Specimen Unit Certificate for the common units (included in Exhibit 2).